Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

NEW T-MOBILE

FREQUENTLY ASKED QUESTIONS FOR EMPLOYEES

11/1/18 UPDATE

T-Mobile received shareholder approval for the merger with Sprint. What does this mean?

This is another positive step forward in creating the New T-Mobile! The completion of the merger remains subject to regulatory approvals and other customary closing conditions, and is expected to occur during the first half of 2019. (Updated 11/1/18)

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Excerpts from a Transcript of the Q3 2018 T-Mobile US, Inc. Earnings Call

October 30, 2018 / 1:30PM PDT

CORPORATE PARTICIPANTS

G. Michael Sievert T-Mobile US, Inc. – President & COO

J. Braxton Carter T-Mobile US, Inc. – Executive VP & CFO

John J. Legere T-Mobile US, Inc. – CEO

Neville R. Ray T-Mobile US, Inc. – Executive VP & CTO

Nils Paellmann T-Mobile US, Inc –VP, Investor Relations

Sunit S. Patel T-Mobile US, Inc. – EVP, Merger & Integration Lead

CONFERENCE CALL PARTICIPANTS

Brett Feldman Goldman Sachs Group Inc., Research Division – Equity Analyst

Craig Moffett MoffettNathanson LLC – Founding Partner

John Hodulik UBS Investment Bank, Research Division-MD, Sector Head of the United States Communications Group, and Telco and Pay TV Analyst

Jonathan Chaplin New Street Research LLP – US Team Head

Mike Rollins Citigroup Inc, Research Division – MD and U.S. Telecoms Analyst

Phil Cusick JP Morgan Chase & Co, Research Division – MD and Senior Analyst

Simon Flannery Morgan Stanley, Research Division – MD

Walt Piecyk BTIG, LLC, Research Division – Co-Head of Research and MD

PRESENTATION

* * *

Nils Paellmann – T-Mobile US, Inc – VP, Investor Relations

During this call, we will make forward-looking statements that include projections and statements about our future financial operating results, our plans, the benefits we expect to receive from the proposed merger with Sprint, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of our management, are subject to significant risks and uncertainties outside of our control that could cause our actual results to differ materially, including the risk factors set forth in our annual report on Form 10-K and quarterly reports on Form 10-Q. Reconciliations between GAAP and the non-GAAP results we discuss on this call can be found in the quarterly results section of the Investor Relations page of our website.

In addition, in connection with the proposed transaction, on July 30, 2018 we filed the registration statement on Form S-4 with the SEC related to the merger. The registration statement became effective yesterday on October 29, 2018 and is available on the new T-Mobile website. It contains some important information about T-Mobile and Sprint, the merger and related matters. With that, let me turn it over to John Legere.

* * *

John J. Legere – T-Mobile US, Inc. – CEO

Now turning to network. We continue to expand coverage and deliver industry-leading network performance. We now cover 324 million POPs with 4G LTE, well on our way to 325 million by year-end. And we continue to aggressively roll out low-band spectrum with our 700 megahertz deployment virtually complete and our 600 megahertz deployment continuing at a furious pace. We now have low-band spectrum deployed to 291 million POPs and 600 megahertz is live in more than 1,500 cities and towns in 37 states across the continent of U.S. and Puerto Rico. In states like Arizona, California, Iowa, Kansas and New York, just to name a few. We currently have 21 devices with band 71 compatible with LTE on 600 megahertz, including the latest generation iPhones. And the 600 megahertz network hardware we’re deploying is upgradable to 5G with a software update.

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Our stand-alone plan calls for 5G equipment to be deployed in 6 of the top-10 markets, including New York and Los Angeles, and hundreds of cities across the U.S. in 2018. This network will be ready for the introduction of the first 5G smartphones in 2019. We plan on the delivery of a nationwide 5G network in 2020, and we’re building 5G with global standards-based equipment, the true 5G. And throughout our pending merger with Sprint, we will be able to deliver a 5G performance capability well beyond what either company can deliver on a standalone basis.

* * *

Now we’re using today’s call to focus on our Q3 results. Before I hand it over to Braxton, let me give you a quick update on the progress on our pending merger with Sprint. This combination will enable us to build America’s best nationwide 5G network, that is both broad and deep and it will ensure that America retains its global leadership in wireless, and then American-based companies and entrepreneurs are at the forefront of the explosion of innovation and economic growth that 5G is going to spawn. The new T-Mobile will supercharge competition in wireless, broadband and beyond, which will result in lower prices for consumers and create jobs starting on day 1.

Now we have a lot of respect for the regulatory process, which is not yet finished. We have completed a number of major milestones and remain optimistic and confident that once the facts are reviewed by regulators, they will recognize the significant procompetitive and proconsumer benefits of this combination.

A few milestones to update you on since our last earnings call. On September 17, we filed our response to the petitions to deny with the FCC. On October 1, Sunit Patel started his new position as Executive Vice President of Merger and Integration. I’ve known Sunil for a very long time and I’m very excited that he decided to join our team. On July 30, 2018, we filed a registration statement on Form S-4 with the SEC related to the merger. The registration statement became effective yesterday, October 29. Tomorrow, October 31, the formal comment period comes to a close at the FCC. And we continue to work through the process for with the Department of Justice. At the state level, we have ongoing conversations with state regulators and already received approvals for more than half of the State Public Utility Commissions that are reviewing the merger. As you can see, we’re making progress.

We continue to expect this merger to close in the first half of 2019. In the meantime, we look forward to continuing to work with the regulators to share our story about how this merger will be good for consumers and good for the country.

* * *

QUESTIONS AND ANSWERS

Simon Flannery – Morgan Stanley, Research Division – MD

On 5G, you talked a lot about the rollout. And I don’t know, if Neville maybe can talk through some of the spectrum beyond 600, you’ve been very active in the CBRS and C-band processes, so perhaps you can talk about your interest in those. And then any updates on Layer3 rollout?

* * *

Neville R. Ray – T-Mobile US, Inc. – CTO & Executive VP

I mean, obviously, we are incredibly focused on the combination with Sprint, and the 5G opportunity that we can deliver through that combination is unique, it’s incredibly compelling. It’s going to bring a level of 5G capability and service to the U.S. market that nobody can do on their own, none of the 4 players including ourselves can deliver anything like what we can deliver with Sprint. And that deal is all down to spectrum from a network perspective and the combination of our mid, low and high-band assets delivering capabilities in terms of breadth of 5G coverage and also depth of 5G coverage, which will create compelling user experiences. Wireless, fixed wireless alternatives and on and on. If you haven’t read our PIS and our various filings, go have a look, there’s a ton of data in there and it’s an incredibly compelling opportunity. That said, we’re laying down outside of the deal discussion itself. I mean, we’re obviously laying down the foundational layer for much of that now as T-Mobile. We’re very busy on 600 megahertz deployment, as John referenced during the call. 1,500 cities now live with LTE in 600 megahertz across 37, 38 states, including Puerto Rico inside a year. So, we’re very proud of what we’re doing there. And we’re building a 5G-capable network. Already 6 of the top 10 markets and hundreds of cities underway with that 5G build. So, a lot of activity fully underway for us to put that 5G capability into the hands of our customers in 2019. Handsets coming online in that time frame, so super excited.

Obviously, as Braxton referenced, we are participating, we intend to participate in the upcoming millimeter wave auctions. So, there is more spectrum coming for the 5G era, which is great. We’re always going to need more spectrum. And so, I look at millimeter waves as the first opportunity that the FCC has lined up. I think the CBRS spectrum that you referenced -- real opportunities for commercial deployment there, Simon, as we move into probably mid-‘19 time frame. As the SaaS systems get matured and certified so that we can start to deploy in the unlicensed space ahead of any licensed spectrum options on CBRS.

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And then a lot of activity on C-band. A lot of discussion, filings yesterday. I mean, obviously, we’d like to see a lot more spectrum come through than is currently being proposed by the incumbent holders on that spectrum. We think it’s critical that more mid-band spectrum is brought to the U.S. so that we’ve got a good, strong roadmap for future 5G services. I’ll stop there, so I don’t consume the whole call.

John J. Legere – T-Mobile US, Inc. – CEO & Director

Yes, I’m going to throw the ball to Mike to talk about Layer3. But as we do, Simon, your question about 5G is so important and it’s so on the mind of everybody in the country and around the world about what 5G is. And not only our time lines being looked at, but I’m going to introduce what I call a continuum of reality. The continuum of what people are announcing for 5G and where it fits between fantasy and ultimate reality. And you won’t be surprised that one end of the spectrum is real, true 5G standards-based nationwide deployment, that would be T-Mobile. On the other side, in the total lack of reality would be Verizon. And that is a non-standards-based fixed broadband replacement using millimeter wave in some buildings in some parts of 4 cities, so that the startling impact could be that people will be able to surf Netflix in their home as they were able to before. I would call that a laboratory marketing-based fiction approach. And AT&T is somewhere in between. This is very, very important because what we are doing with the merger with Sprint to really bring what the country will have as the first real deep and broad 5G capability. It’s very important for our country and it’s a very important, because it will continue to put pressure on AT&T and Verizon to invest, and the overall winner will be the United States looking at those 3 million jobs that will be brought by the evolution of 5G and $0.5 trillion of economic impact. So, appreciate your question on 5G, the work that Neville is doing is important, but the merger with Sprint is also very, very important on this front. Mike, do you want to talk about Layer3?

G. Michael Sievert – T-Mobile US, Inc. – President & COO

That’s a great segue into the TV topic, Simon. Because what we’re busily building, we have our heads down creating the first TV service for the 5G era. And that means a couple of things. That means, first of all, preparing for the day when we take on broadband in people’s homes and not in sporadic parts of some cities, as John was just saying, with millimeter wave where you have to be 500 feet from a tower, but nationwide. We intend to bring broadband competition to 52% of U.S. ZIP Codes with the new T-Mobile. And obviously, for us to be able to be there serving people’s home with 5G broadband, we need to have an incredible 5G TV service to be able to provide an integrated suite, and that’s what we have our heads down building, a TV service that is free from having to have wires, that has hundreds of high-definition choices coming in wirelessly. That’s free from a particular cable box, that puts you in control, that’s met your smartphone, that’s connected to your social, digital and mobile life in a way that TV has never been before as an island. So that’s what we’re busy building. And yes, the journey will start later this year. And we’re very excited about that. And the second phase of the journey next year will be expanding into mobile. Because as John was saying, 5G is about mobility, not just fixed. And we’re the only company with a strategy to bring 5G nationwide to every customer instead of just some parts of some cities like our competitors. And that’s why the TV service will also follow with a mobile TV service next year. So, we’re heads down, hard at work. We’re very excited about the strategy, and it plays very tightly to the 5G strategy of the new T-Mobile.

* * *

Phil A. Cusick – JP Morgan Chase & Co, Research Division – MD and Senior Analyst

Given the more than 300 megahertz of low and mid-band spectrum you’ll have with Sprint, do you still see yourself as a substantial buyer of C-band work to come available? Or is this more a theoretical exercise in your filings?

* * *

Neville R. Ray – T-Mobile US, Inc. – Executive VP & CTO

I got to say, I’ve never seen a megahertz I don’t like, John, I always -- I say it every call. No, I mean Phil, I think, you have to look at the scale and size of the 5G opportunity as we build and rollout these networks. And so, obviously, as I said at the beginning, we’re very focused on combining our combination with Sprint and the opportunity that creates. But it gets us moving. And if you look at what’s happening in other parts of the world right now, where governments are bringing forward hundreds of megahertz of free and clear mid-band spectrum so that the wireless operators can move aggressively into this 5G opportunity. We need those opportunities here in the U.S. and with a deal, without a deal, C-band is going to be important. And right now, the volume of spectrum there, it’s clearly an underutilized asset today, and so there is a real opportunity to bring a meaningful volume of spectrum to the marketplace. And we filed yesterday on it. We think that the approach we’ve outlined would be in the best interest of wireless consumers as well as the average taxpayer and U.S. citizen. So have a read through our filings, but the answer is yes. We’re interested in that spectrum.

* * *

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Craig Eder Moffett – MoffettNathanson LLC – Founding Partner

I’m going to give Neville a chance to give us more time to wait for the 5G phones to hit the market here. Sprint, published an ex parte that was, I think, sort of self -- quite self-effacing, I suppose, about the 2.5 spectrum. Can you just talk about what you’ve learned as you continue to dig into the 2.5 spectrum, both the EBS and EBRS spectrum, just to get a sense of what you think you can do with it, and whether the characteristics and economics of putting it to use are different than you might have expected before you started the due diligence process?

Neville R. Ray – T-Mobile US, Inc. – Executive VP & CTO

Yes, Craig. I don’t want to keep consuming the call time here, I mean, this is fairly deep technical stuff, right? But obviously we are excited about that 2.5 gig opportunity. It’s a good slug of mid-band spectrum, it’s predominantly used, obviously, for LTE today, and the combination of the 2 companies allows us to free up a lot that spectrum for 5G services quicker than Sprint could do on their own, or any company could do on their own, come to that. I think the piece that’s exciting, obviously, we’ve done a huge amount of network modeling and analysis and work on the opportunity of the combination. And what we see there is that the 2.5 gig spectrum, I mean, it’s always a required density of network in comparison to traditional sub-2 gig spectrum, right? Because of the propagation limitations. That said, the other aspect of this combination with Sprint is that we can densify what’s already the most dense network in the U.S. from T-Mobile. And when you look at that density amplification or combination, and you apply 2.5 gigahertz spectrum, BRS or EBS, on that dense grid, you end up in a pretty special place. So it’s something that the combination of the 2 companies and the assets of the 2 companies can really make that 2.5 gig spectrum sing and perform in a way that no single company can do on their own today.

* * *

G. Michael Sievert – T-Mobile US, Inc. – President & COO

And a footnote on what Neville has said -- and these are things that have been part of our filings and story, because obviously, we are quite limited in how much we can do outside of planning with Sprint during this preapproval period. But certainly, we’ve done tremendous amounts of modeling the business and the network, and one thing I can say that our filings have shown is that since we announced the deal on April 27 to now, the network and the modeling in the business has only gotten better. So from a standpoint of the things that we’re learning and finding out the story from a business and from a network standpoint gets better. I would also like to say, maybe I’ll just do this quickly. Very proudly stated one of the items that we see as a status point that should be viewed for what it is. Not only that we have hired a person to lead the integration of the companies, but the caliber and the capability and the depth of who we were able to get that many of you know and Sunit Patel. And I think maybe just take a second, I’ll introduce Sunit, and ask him if he wants to make a quick comment in his long tenure here in being in charge of putting together 2 companies that we can’t really put together yet.

Sunit S. Patel – T-Mobile US, Inc. – EVP, Merger & Integration Lead

Thank you, John, and good afternoon, everyone. So I joined about a month ago, and I was quite impressed at the breadth and depth of the amount of work going on in integration planning with both companies. At this stage, we are really focused on our readiness for closing and how we operate in the marketplace soon after closing. For the last month, we’ve been vectoring in on their specific requirements and deliverables, we need to do that. Between now and the end of the year, we expect to finalize that and start on the work and planning needed for us to be ready. In addition, we’ll be spending time on how we should be organized as a combined company. The integration teams from both companies are working well together with strong alignment and support from the leadership at both companies. The effort is organized around both key workstreams and functional areas. So overall, I plunged in, a lot of work to do, happy with what I’m seeing. Quite a few decisions and challenges ahead, and we’ll provide another update on our next earnings call.

* * *

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.